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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 12b-25


                                                Commission File Number 000-27977

                           NOTIFICATION OF LATE FILING

(Check one)    [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K      [ ] Form 20-F
               [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For period ended           DECEMBER 31, 2002
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[ ]      Transition Report on Form 10-K and Form 10-KSB
[ ]      Transition Report on Form 20-F Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q and 10-QSB
[ ]      Transition Report on Form N-SAR

For the transition period ended
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            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:         LUMENON INNOVATIVE LIGHTWAVE TECHNOLOGY, INC.
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Former name if applicable:
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Address of principal executive office
(Street and number):         8851 TRANS-CANADA HIGHWAY
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City, state and zip code         ST. LAURENT, QUEBEC, CANADA  H4S 1Z6
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                                    PART II
                             RULE 12B-25(B) AND (C)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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            (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

            On January 7, 2003, LILT Canada Inc. ("LILT"), the wholly owned Canadian operating subsidiary of Lumenon Innovative Lightwave Technology, Inc. (the "Company"), filed a petition under the Canadian Companies' Creditors Arrangement Act with the Superior Court of Quebec (the "Canadian Court") and obtained an order granting it certain relief, including a stay of proceedings and protection from its creditors. Thereafter, on February 9, 2003, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court, District of Delaware.

            In accordance with such filings, the Company is currently aggressively exploring its options related to obtaining additional financing and the restructuring of its obligations, as well as the restructuring of the continuing operations and obligations of LILT within the guidelines established by the Canadian Court for LILT and its creditors. Consequently, the Company's remaining accounting and financial staff, which has been significantly reduced as a result of staff terminations and departures, has been required to devote, and is currently devoting, a substantial amount of time and resources to the reorganization process and related issues and activities. The Company's accounting and financial staff is, of course, critically important to the preparation of the Form 10-Q. In light of the significant time and resources dedicated by the Company's accounting and financial staff to such financing and reorganization related matters, the Company has been unable to complete its quarterly report on Form 10-Q for the period ending December 31, 2002.

                                    PART IV
                               OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification

GARY S. MOSKOVITZ, PRESIDENT AND CHIEF EXECUTIVE OFFICER    (514)             331-3738
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                    (Name)                                  (Area Code)       (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

            The Company anticipates that the following changes in results of operations from the corresponding period of its last fiscal year will be reflected by the earnings statements to be included in its Form 10-Q for the period ending December 31, 2002, although actual amounts reflected in Form 10-Q may be different:

RESULTS OF OPERATIONS

         Research and Development Expenses.

            Research and development expenses for the three-month period ended December 31, 2002, net of tax credits and grants, were CDN$737,000, compared to CDN$1,183,000 million during the same period in 2001, which represents a net decrease of CDN$446,000 or 38%. The decrease in research and development expenses was mainly attributable to the reduction in amounts paid for salaries and fringe benefits resulting from the reduction of LILT's workforce, through a layoff in August 2002, of 37 LILT employees. The decrease was partially off set by LILT's receipt of certain tax credits relating to research and development expenses incurred by LILT, which tax credits are available to LILT pursuant to Canadian law and which were recognized for the quarter ended December 31, 2002 in the amount of CDN$40,000 compared to CDN$398,000 during the same period in 2001.

         General and Administrative Expenses.

            General and administrative expenses were CDN$1,435,000 during the three-month period ended December 31, 2002, compared to CDN$3,177,000 for the same period in 2001, which represents a decrease of approximately CDN$1,740,000 or 54.8%. The decrease in general and administrative expenses was mainly attributable to the implementation of LILT's restructuring plan at the end of fiscal year 2001.

            The depreciation and amortization of property and equipment amounted to CDN$1,277,000 during the three-month period ended December 31, 2002, compared to CDN$1,511,000 for the same period in 2001, which represents a decrease of approximately CDN$234,000 or 15.5%. The decrease in depreciation and amortization was the result of certain equipment becoming fully depreciated at the end of the period ended December 31, 2002. In addition, a write-down of $707,000 was recorded in 2001 to reflect the impairment of long-lived assets under the Financial Accounting Standards Board's SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144").

         Other Expenses.

            Other expenses, net of interest income and gain on foreign exchange, amounted to CDN$670,000 during the three-month period ended December 31, 2002, compared to CDN$1,038,000 during the same period in 2001, which represents a decrease of approximately CDN$368,000 or 35.4%. This decrease was due primarily to a decrease in the outstanding principal amount of the Company's convertible notes resulting from the conversion of a portion of such outstanding principal into common stock. The decrease in the interest expense portion of other expenses was mainly attributable to the fact that the outstanding principal amount of the convertible notes, which bear interest at 7.5% per annum, decreased by CDN$200,000 during the quarter ended December 31, 2002 as a result of the aforementioned conversion.

            Financing charges amounted to CDN$414,000 for the three-month period ended December 31, 2002, compared to CDN$534,000 for the same period in 2001, which represents a decrease of CDN$120,000 or 22.3%, which decrease was also primarily due to a decrease in the outstanding principal amount of the convertible notes. Interest income during the three-month period ended December 31, 2002, amounted to CDN$11,000, compared to CDN$125,000 in the corresponding period in 2001, which represents a decrease of CDN$114,000 or 91%. The decrease in interest income was due primarily to decreases in cash, cash equivalents, commercial papers and term deposits.

            As a result of the above expenses, the Company's net loss for the three-month period ended December 31, 2002 was CDN$4,119,000 or CDN$0.10 per share, compared to CDN$7,293,000 or CDN$0.19 per share for the same period in 2001.

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                 LUMENON INNOVATIVE LIGHTWAVE TECHNOLOGY, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     FEBRUARY 14, 2003          By:    /S/ GARY S. MOSKOVITZ
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                                    Name:  GARY S. MOSKOVITZ
                                    Title: PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                   ATTENTION

            Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).